UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
Commission File Number: 1-10671
NOTIFICATION OF LATE FILING

(Check One):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I REGISTRANT INFORMATION
The Meridian Resource Corporation

Full Name of Registrant

Former Name if Applicable

1401 Enclave Parkway, Suite 300

Address of Principal Executive Office
Houston, Texas 77077

City, State and Zip Code

PART II
RULE 12b-25 (b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III
NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Meridian Resource Corporation (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 (the “Form 10-K”). As previously disclosed, on December 22, 2009, Alta Mesa Holdings, LP, Alta Mesa Acquisition Sub LLC (collectively, “Alta Mesa”) and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) providing for the acquisition of the Company by Alta Mesa (the “Merger”). The Merger was expected to be consummated on March 30, 2010, in advance of the due date of the Form 10-K, following a meeting of the Company’s shareholders that was called to vote on the Merger. The shareholder meeting, however, has been postponed until after the due date of the Form 10-K. Because the efforts of the Company’s management have been focused on the closing of the Merger and the other transactions contemplated by the Merger Agreement, the Company is unable, without unreasonable effort and expense, to file the Form 10-K on a timely basis. The Company expects that the Form 10-K will be filed no later than the fifteenth calendar day following the due date.

PART IV
OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Lloyd V. Delano	713	597-7000
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that its results of operations for 2009 will reflect a net loss of approximately $73 million, as opposed to a net loss of approximately $210 million in 2008. The reduction in net loss was due primarily to a reduction in impairment expense from approximately $224 million in 2008 to approximately $63 million in 2009, partly offset by decreased revenue of approximately $89 million in 2009 compared to approximately $149 million in 2008.

The Meridian Resource Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:	March 31, 2010	By:	/s/ Lloyd V. Delano

Lloyd V. Delano
Senior Vice President and Chief Accounting Officer